Confidential treatment has been requested pursuant to SEC Rule 83, 17 CFR 200.83, for certain portions of this letter.  This letter omits confidential information (marked with asterisks) included in the unredacted version of the letter delivered to the Division of Corporation Finance.

February 20, 2018

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Federated National Holding Company Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 16, 2017 File No. 000-25001

Dear Mr. Sundwall and Mr. Rosenberg,

This letter is being submitted in response to the comments set forth in your letter dated February 5, 2018 to Mr. Ronald Jordan, Chief Financial Officer of Federated National Holding Company (“FNHC” or the “Company”), with respect to the above-referenced filing.

For your convenience, we have set forth the comments in bold typeface, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2016
Notes to Consolidated Financial Statements
2. Significant Accounting Policies and Practices
Direct Written Policy Fees, page 51

1.
Refer to your response to comments 2 and 3 from our December 6, 2017 letter as well as your October 23, 2017 response to comments 4, 5 and 7 of our September 25, 2017 letter. Please explain to us your consideration of the errors identified in those responses as to whether or not they would constitute material weaknesses in your internal controls over financial reporting and whether you have re-considered your conclusion as of December 31, 2016 that internal controls over financial reporting were effective notwithstanding your conclusion that error amounts were not material.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 20, 2018

From an internal controls perspective, beginning in 2015, we have made improvements in our internal control processes and procedures, including additional investments in financial reporting personnel including hiring of a new Chief Accounting Officer, SEC Financial Reporting Manager, VP of Internal Audit, and a Tax Manager, in addition to myself in the CFO role.  These changes resulted in the Company implementing additional internal controls which identified many of the adjustments identified and discussed in our previous responses to you.  Through this time period, Management assessed the related control enhancements and concluded that none of these enhancements resulted in a material change to our internal controls.

In regards to each of the adjustments, as discussed below, we assessed the internal control deficiencies for each adjustment individually and in the aggregate, from a qualitative and quantitative perspective, in accordance with the provisions of SEC Release No. 33-8810 to determine whether there was a reasonable possibility that a material misstatement would be not be prevented or detected in a timely basis and, if applicable, how our related internal controls detected the adjustments on a timely basis before the amounts involved were material.  When we determined that the applicable internal controls and compensating controls would not have identified the error on a timely basis, we discuss why we believe that the adjustments never could have been material to our financial statements.

In our assessment, we considered whether any of these deficiencies, whether individually or in the aggregate, would prevent a prudent official in the performance of their own affairs from concluding that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP to determine if such deficiencies, individually and in the aggregate, were an indicator of a material weakness.  We considered all relevant information, including whether the deficiencies involved fraud on the part of senior management (whether or not material) or restatement of previously issued financial statements to reflect the correction of a material misstatement; whether the adjustments could have ever become material to the financial statements; and whether there was ineffective oversight of the Company’s audit committee.  None of these indicators were present.

With respect to this internal control assessment, we determined that none of the matters discussed herein, either on an individual or aggregate basis, were material weaknesses.

We have performed this assessment with respect to each of the adjustments that have been the subject of our correspondence, as detailed below.  For each item, our response follows the a) through e) format defined below.  After discussing each item, we then provide a summary of our re-consideration of our conclusions regarding the effectiveness of internal control over financial reporting (ICOFR) as of December 31, 2016.

a)	How the error was discovered, including a description of the control deficiency identified.
b)	Has the internal control deficiency been remediated and, if so, when?
c)	Irrespective of the magnitude of the error that actually occurred, based on the nature of the control weakness, did the potential exist that a material error could have gone undetected?
d)	Does the error rise to the level of a Material Weakness?
e)	Did the error impact our re-consideration of ICOFR as of December 31, 2016?

***

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 20, 2018

Comments 2 and 3 From Your December 6, 2017 Letter (Recognition of Direct Written Policy Fee and Administrative Services Fee Revenues)

a)
These errors were discovered as a result of this comment letter process bringing to our consciousness a concern with respect to the timing of revenue recognition relative to the timing of related expenses.  While we continue to believe our historical approach was not unreasonable for the reasons set forth in our previous responses, we acknowledge that it is unlikely our existing internal control processes would have focused on the inconsistency of our related revenue and expense recognition policies.  We believe the design of our controls over upfront fee recognition was missing an attribute to consider matching with the recognition of related expenses incurred to generate the upfront fees.

b)
As a result, we added an internal control during our 2017 financial statement close process to review all accounting policies whereby revenue is recognized immediately and related expenses are being deferred.  Based on execution of this control as part of our year end 2017 financial statement close process, we noted no additional situations of inconsistency between our revenue recognition and expense policies and believe this control to be designed and operating appropriately as of December 31, 2017.  Management also assessed the additional control added as discussed above and concluded that this did not result in a material change to our internal controls.

c)
As stated in our January 12, 2018 response, the impacts of these errors on previously issued financial statements were not material.  Further, our analysis indicates that the impact could never have been material to any period on a rollover basis based on our current and planned business model.  ***

d)
Based on their nature (as detailed in our previous responses) and the fact that it is unlikely a material error could have arisen from these errors as detailed in c) above, we concluded that they did not rise to the level of a Material Weakness.

e)
These errors were included in our re-consideration of ICOFR as of December 31, 2016.  As discussed in d) above, we concluded that they did not rise to the level of a Material Weakness in our re-consideration as of December 31, 2016.

Comment 4 From Your September 25, 2017 Letter (Improper Netting of Reinsurance Assets and Liabilities)

a)
This error was discovered in 2016 by the Company as part of our execution of our normal internal controls over reinsurance transactions.  These reinsurance controls included, but were not limited to, reconciliation of reinsurance balances, review of settlement statements, and review of reinsurance balances consistent with treaty terms.  Based on our assessment of this identified error, we believe our controls related to reinsurance classification on the balances sheet were not operating effectively in that classification of prepaid reinsurance balances were not considered in the completed analysis.  Upon the identification of this classification error in 2016, management enhanced their controls to include an analysis of classification of prepaid reinsurance balances. This resulted in the adjustment recorded in our 2016 financial statements.

b)
As indicated, this error was originally discovered by management and we enhanced our reinsurance classification controls as described above.  We determined our reinsurance controls be designed and operating effectively as of December 31, 2016.  Additionally, Management also assessed the enhancement to our reinsurance controls and concluded that this did not result in a material change to our internal controls.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 20, 2018

c)
As indicated in our October 23, 2017 response, this error impacted balance sheet line items that are not a primary focus of the users of our financial statements.  This error had no impact on shareholders’ equity, net income or operating, investing or financing cash flows.  Additionally, we note that prepaid reinsurance balances do not vary significantly between years and generally are of the magnitude noted in our previous response to you.  As a result, we believe this item could not have given rise to an error that would have been material to the users of our financial statements.

d)	We concluded that this error did not rise to the level of a Material Weakness.
e)	This error was remediated by year end 2016 and, therefore, did not impact our re-consideration of ICOFR as of December 31, 2016.

Comment 5 From Your September 25, 2017 Letter (Income Statement Classifications)

a)
As indicated in our previous responses to you, the classification errors consisted of a ceding commission and salary and wages component.  The ceding commission income component related directly to our Auto business.  In addition, salaries and wages of our claims department increased during 2015 and 2016 largely driven by the growth in claims activity related to our Auto business.  Based on our review of previously existing by line of business controls during the 2nd quarter of 2017, including but not limited to, premium and claims data integrity, reconciliations, and premium and claims analytical reviews, we believe our premiums and claims analytical procedures were not operating at a precise enough level.  As a result, management implemented additional analytical procedures, including preparation and analysis of more detailed by line of business operating results, during the 2nd quarter of 2017.  As a result of these new analytic procedures, the Company discovered these income statement classification errors during the 2nd quarter 2017 financial statement close process.

b)
As indicated, this error was originally discovered by management via enhanced by line of business analytic procedures as described above.  We determined these by line of business controls to be designed and operating effectively as of December 31, 2017.  Additionally, Management also assessed the enhancement to by line of business controls and concluded that this did not result in a material change to our internal controls.

c)
As indicated, the ceding commission income and salary and wages components classification errors related were primarily driven by our Auto business and the related growth in that line of business in 2015 and 2016.  Additionally, late in 2017, we made the decision to exit the Auto business altogether.  As a result, the impacts on our 2016 financial statements of these income statement classification errors, as detailed in our October 23, 2017 response, represent the peak magnitude that these errors could have ever produced.  These errors did not impact shareholders’ equity, net income, or cash flows from operating, investing or financing activities.  We do not believe this error could have given rise to an error that would have been material to the users of our financial statements.

d)	We concluded that these errors did not rise to the level of a Material Weakness.
e)
These errors were included in our re-consideration of ICOFR as of December 31, 2016. As discussed in d) above, we concluded that they did not rise to the level of a Material Weakness in our re-consideration as of December 31, 2016.

Comment 7 From Your September 25, 2017 Letter (Deferred Tax Error from Prior to 2014)

a)
We acknowledge that our internal controls did not identify this error, and that the error went undetected through December 31, 2016.  Our income tax controls in regards to supporting deferred tax balances were not designed to include a small component of statutory to GAAP adjustments from pre-2014 transactions.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 20, 2018

b)
When we became aware of the error, we performed additional internal control procedures during the 2016 financial statement close process related to supporting all pre-2014 statutory to GAAP differences, which resulted in management adjusting our financial statements for the deferred tax adjustment as previously communicated to you.  While the error went undetected until 2016, it did not grow any larger from 2014 to 2016, and could never have been larger than the actual 2016 error correction.   We determined the additional controls to support all pre-2014 statutory to GAAP differences to be designed and operating effectively as of December 31, 2016.  Additionally, management also assessed the enhancement to our income tax controls and concluded that this did not result in a material change to our internal controls.

c)	Based on the preceding, this matter could have not have given rise to an error that would have been material to our financial statements.
d)	We concluded that this error did not rise to the level of a Material Weakness.
e)	This error was remediated by year end 2016 and, therefore, did not impact our re-consideration of ICOFR as of December 31, 2016.

Re-consideration of Our ICOFR Conclusion as of December 31, 2016

As detailed above, we have concluded that none of the control deficiencies discussed above constitutes a Material Weakness.  We also considered whether any of the control deficiencies discussed above that were un-remediated as of December 31, 2016, when aggregated with other control deficiencies that existed as of December 31, 2016, would rise to the level of a Material Weakness.  As of December 31, 2016, the un-remediated items from above consisted of the revenue recognition topic and the income statement classification items.  We noted that these items do not overlap with each other, nor with any of the other control deficiencies that existed at the time, in terms of the underlying control deficiencies.  As such, our re-consideration resulted in the conclusion that no Material Weaknesses existed and that our ICOFR were effective as of December 31, 2016.

6. Loss and Loss Adjustment Expense Reserves, page 62

2.
Refer to your response to comment 4 from our December 6, 2017 letter. Footnote (3) to the table in your proposed disclosure states that the development of ceded losses under retrospectively rated quota-share treaties will have an offsetting experience account adjustment and no impact to pre-tax net income. In the narrative of the proposed disclosure you state that when the experience account is negative there would be an impact to net income. The development of ceded losses under retrospectively rated quota-share treaties for 2015 in your proposed table appears to show negative development. Please explain whether there would be an offsetting experience account adjustment as described in footnote (3) to the table, or revise accordingly.

In our proposed disclosure, prior year loss development on losses ceded under retrospectively rated quota-share treaties are split as follows:

•
Ceded loss development, whether favorable or unfavorable, that occurs when the balance of the experience account is negative and impacts pre-tax net income because there is no offsetting experience account adjustment.  Such loss development will be included in the “Prior year loss development (2)” caption.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 20, 2018

•
Ceded loss development, whether favorable or unfavorable, that occurs when the experience account is positive and has no impact on pre-tax net income because there is an offsetting experience account adjustment.  (The offsetting experience account adjustment flows through ceded premiums.)  Such loss development will be included in the caption from our previous response worded as “Ceded losses under retrospectively rated quota-share (3)”.  As indicated below, herein we are proposing clearer wording for this caption.

Note that whether loss development related to a given prior year is favorable (as it was for 2016 in our proposed disclosure) or unfavorable (as it was for 2015 in our proposed disclosure), if we have included such loss development in the “Ceded losses under retrospectively rated quota-share (3)” caption (as worded in our previous response), then (by definition) there is an offsetting experience account adjustment.  If there was not an offsetting experience account adjustment, such development would have been included in the “Prior year loss development (2)” caption.

To better clarify the above to users of our financial statements, we have updated the following excerpts of the proposed 10-K disclosure included in our January 12, 2017 response (updated wording is underlined and deleted wording is scored through):

One of the captions in the table itself:

Ceded losses ~~under retrospectively rated quota-share~~ subject to offsetting experience account adjustments (3)

Footnotes (2) and (3) to the table:

(2)  Reflects ~~This includes~~ loss development from prior accident years impacting pre-tax net income.  It excludes losses ceded under retrospective reinsurance treaties ~~for which~~ to the extent there is an offsetting experience account adjustment.

(3)  Reflects losses ceded under retrospective reinsurance treaties ~~for which~~ to the extent there is an offsetting experience account adjustment, such that there is no impact on pre-tax net income.

From the narrative description that follows the table, we will update the following paragraph:

As previously disclosed, the Company entered into 30% and 10% retrospectively-rated Florida-only property quota share treaties, which ended on July 1, 2016 and 2017, respectively.  These agreements included a profit share (experience account) provision, under which the Company will receive ceded premium adjustments at the end of the treaty to the extent there is a positive balance in the experience account.  This experience account is based on paid losses rather than incurred losses.  Due to the retrospectively-rated nature of this treaty, when the experience account is positive we cede losses under these treaties as the claims are paid with an equal and offsetting adjustment to ceded premiums (in recognition of the related change to the experience account receivable), with no impact on net income.  Conversely, when the experience account is negative, we cede losses on an incurred basis with no offsetting adjustment to ceded premiums, which impacts net income negatively.  Loss development can be either favorable or unfavorable regardless of whether the experience account is in a positive or negative position.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
February 20, 2018

Should you have any questions about the information provided in this response, please do not hesitate to contact me.

Sincerely,

/s/ Ronald Jordan

Ronald Jordan, Chief Financial Officer
Federated National Holding Company

cc: Nina Gordon